Exhibit 99.4
Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “company”)
MATERIAL INCREASE IN KIBALI INDICATED RESOURCE
London, 30 November 2009 - Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) today announced a material increase in the indicated mineral resource of its recently acquired Kibali gold project in the Democratic Republic of the Congo.
The company said, following an update of the existing estimates by Cube Consulting Pty Ltd (Cube), the indicated mineral resource was now 13.93 Moz which represents an increase of 23% over the previous indicated mineral resource of 11.29 Moz. 7.67 Moz at a grade of 6.08 g/t from the Karagba-Chauffeur-Durba (KCD) deposit is now classified as an underground indicated mineral resource and represents an increase of 118% over the previous declared underground indicated mineral resource of 3.53 Moz at a grade of 5.1 g/t. Total inferred resources declined from 11.23 Moz to 5.83 Moz but increased in grade from 3.3 g/t to 3.55 g/t. The decline in inferred resources resulted partially from conversion to indicated mineral resources as well as Randgold Resources’ requirement that all resource estimates reflect only those mineral resources for which there is a reasonable prospect for eventual economic extraction. The Cube update incorporated the results from infill drilling on the KCD deposit.
Chief executive Mark Bristow said the mineral resource update had underlined the high quality of the Kibali orebody and was a step forward in Randgold’s review of the project following the completion of the Moto Goldmines acquisition in October.
“We’re now working on a review of the geological model and expect to continue to update resources and re-estimate reserves as we obtain new results from our ongoing drill programmes and progress our understanding of the geological controls on mineralisation. This will, along with results from additional technical and process reviews contribute to the ongoing optimisation of the feasibility study completed by Moto,” he said.
Details of the results of the update are set out below, together with the mineral resources announced by Moto in March 2009:

Kibali Gold Project — November 2009
Open Pit Recoverable Resources >0.5g/t Au cut-off inside US$1000 Pit Shell and above 5685mRL
	Indicated Mineral Resources			Inferred Mineral Resources
	Mt	Au g/t	Au Moz	Mt	Au g/t	Au Moz
Open Pit	92.2	2.11	6.25	32.8	3.09	3.26

Underground Resources >2.0g/t Au cut-off below 5685mRL
	Indicated Mineral Resources			Inferred Mineral Resources
	Mt	Au g/t	Au Moz	Mt	Au g/t	Au Moz
KCD Underground	39.3	6.08	7.67	18.2	4.38	2.57
Total Open Pit and KCD Underground	131.5	3.29	13.93	51.1	3.55	5.83

Moto Gold Project — March 2009
Total Resources at 1g/t Au cut-off
	Indicated Mineral Resources			Inferred Mineral Resources
	Mt	Au g/t	Au Moz	Mt	Au g/t	Au Moz
Total	112.4	3.1	11.29	107.2	3.3	11.23

Mineral resources for Kibali, as updated in November 2009, are reported within the criteria laid out by the JORC Code to reflect only those mineral resources for which there is a reasonable prospect for eventual economic extraction. Therefore, open pit mineral resources have been classified as the in situ mineral resources falling within the US$1 000 per oz Whittle pit shell at a 0.5 g/t gold cut-off. The underground mineral resources for the KCD deposit are reported as those in situ resources below the pit to underground interface (5685mRL), reported at a 2 g/t gold cut-off.
Further details of the feasibility study on Kibali and the results of the mineral resource estimates update by Cube are contained in the mineral expert’s report which forms part of the circular which Randgold has today posted to its shareholders and are also contained in the Technical Report (NI 43-101) — Kibali Gold Project in the Democratic Republic of Congo, dated 27 November 2009, available on the SEDAR website at www.sedar.com
Kibali is one of the largest undeveloped gold deposits in Africa. The Moto feasibility study envisages an open pit and underground mining operation which will produce approximately 2.4 Moz of gold in its first five years of operation with total mineral reserves estimated to be 5.5 Moz. Randgold’s stake in Kibali is held through a joint venture with AngloGold Ashanti Limited and following completion of the acquisition of a further stake in the project from OKIMO, Randgold and AngloGold Ashanti will each have an effective 45% interest in Kibali, with OKIMO holding the remaining 10% stake.
The Kibali announcement comes during a very busy period for the company, which is also expanding its flagship Loulo complex in Mali and building a new mine at Tongon in the Côte d’Ivoire, where it has recently increased its stake to 89%. In addition, it has recently reported an inferred mineral resource for its Gounkoto project in Mali which, along with the Massawa project in Senegal, is at the prefeasibility stage. Earlier this month it also concluded the sale of its interest in the Kiaka project in Burkina Faso. It retains an interest in the upside of Kiaka through an equity holding in the acquiring company, Volta Resources Inc.
RANDGOLD RESOURCES ENQUIRIES

Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
Tel: +44 788 071 1386	+44 779 614 4438	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	+44 1534 735 333	email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including the Kibali gold project) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s shareholder circular published on 30 November 2009 and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available on the SEDAR website at www.sedar.com Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC generally permits companies, in their filings with the SEC, to disclose only those mineral deposits that qualify as proven and probable ore reserves for purposes of the SEC’s Industry Guide 7. Under the SEC’s Industry Guide 7 standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. We use certain terms in this release, such as “inferred”, “indicated” and “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
KIBALI QUALIFIED PERSONS
The previously announced mineral resource estimates related to Kibali included in this release were reviewed and approved by Patrick (Rick) Adams, a director of Cube Consulting Pty Ltd (“Cube”), and Terje (Ted) Hansen, a director of Cube (each a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009. The mineral reserve, mineral resource and gold production estimates related to Kibali included in this release were reviewed and approved by Quinton de Klerk, a director of Cube, Patrick (Rick) Adams, a director of Cube, Paul Kerr, a senior consultant (underground mining) employed by SRK Consulting (South Africa) (Pty) Ltd, Fred Kock, a lead metallurgist of Orway Mineral Consultants (WA) Pty Ltd, and Rodney Quick, an officer of Randgold (each a Qualified Person under NI 43-101) and documented in the Technical Report (NI 43-101) — Kibali Gold Project in the Democratic Republic of Congo, dated 27 November 2009. Each of these reports is available on the SEDAR website at www.sedar.com
The JORC Code reporting guidelines referred to in this release are equivalent to the guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) under NI 43-101, and if presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the mineral resource presentation would be materially the same.